Exhibit 12
Sybase, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands, except for ratios)
(Full year for all periods except for nine months September 30, 2008)

	Nine
	months
	ended
	September
	30, 2008	2007	2006	2005	2004

Earnings:

Income before income taxes	$142,572	$189,952	$161,317	$136,714	$100,966
Add: Fixed charges	16,686	21,969	21,699	20,233	11,988

Total Earnings, as defined	159,258	211,921	183,016	156,947	112,954

Fixed Charges
Interest Expense	7,217	9,663	9,516	8,116	308
Amortization of debt expense	1,477	1,969	1,969	1,671	—
Estimated interest portion on rental expense	7,992	10,337	10,214	10,446	11,680

Total Fixed Charges	16,686	21,969	21,699	20,233	11,988

Ratio of earnings to fixed charges	9.5	9.6	8.4	7.8	9.4